STATEMENT OF INVESTMENTS

Dreyfus U.S. Treasury Long Term Fund
March 31, 2007 (Unaudited)

Bonds and Notes--101.1%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
U.S. Government Agencies--5.2%				
Federal National Mortgage				
Association, Notes	5.80	2/9/26	1,600,000	1,601,573
Small Business Administration,				
Ser. 2005-P10A, Cl. 1	4.64	2/10/15	2,500,234	2,437,060
				4,038,633
U.S. Government Agencies/Mortgage-Backed--3.7%				
Government National Mortgage Association I:				
Ser. 2005-9, Cl. A, 4.03%,				
5/16/22			230,309	226,101
Ser. 2006-6, Cl. A, 4.05%,				
10/16/23			254,178	249,518
Ser. 2006-9, Cl. A, 4.20%,				
8/16/26			518,107	507,646
Ser. 2006-5, Cl. A, 4.24%,				
7/16/29			1,895,255	1,858,997
				2,842,262
U.S. Treasury Bonds--68.1%				
4.50%, 2/15/36			3,625,000 a	3,418,832
5.25%, 11/15/28			10,570,000 b	11,034,097
5.25%, 2/15/29			7,565,000 b,c	7,900,107
6.00%, 2/15/26			1,500,000 b	1,695,821
6.13%, 11/15/27			3,500,000 b	4,041,953
7.13%, 2/15/23			1,400,000	1,738,516
7.25%, 8/15/22			4,025,000 b	5,035,339
7.63%, 2/15/25			10,175,000 b	13,413,519
8.00%, 11/15/21			3,225,000 b	4,263,047
				52,541,231
U.S. Treasury Notes--24.1%				
4.25%, 8/15/13			4,120,000 b	4,050,961
4.50%, 2/28/11			1,340,000	1,338,588
4.50%, 3/31/12			6,180,000 a	6,171,552
4.50%, 2/15/16			3,500,000 b	3,465,549
4.63%, 2/15/17			3,550,000 a	3,543,901
				18,570,551
Total Bonds and Notes				
(cost $78,761,523)				**77,992,677**

Options--.3%			Face Amount Covered by Contracts ($)	Value ($)
Call Options--.2%				
3-Month Floor USD Libor-BBA				
Interest Rate, January 2009				
@ 4.00			7,650,000	7,326
3-Month USD Libor-BBA, Swaption			3,875,000	171,162
				178,488
Put Options--.1%				
3-Month Capped USD Libor-BBA				
Interest Rate, June 2007 @				
5.75			15,500,000	0

U.S. Treasury 10-Year Notes		
April 2007 @ 108	3,600,000	14,625
U.S. Treasury 5-Year Notes		
April 2007 @ 106	3,600,000	16,875
		31,500
Total Options		
(cost $227,105)		**209,988**

	Principal Amount ($)	Value ($)
Short-Term Investments--15.3%		
U.S. Treasury Bills		
4.97%, 6/7/07	100,000 c	99,102
5.07%, 4/26/07	11,700,000	11,661,273
Total Short-Term Investments		
(cost $11,757,841)		**11,760,375**

	Shares	Value ($)
Investment of Cash Collateral for Securities Loaned--44.7%		
Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Fund		
(cost $34,461,326)	34,461,326 d	**34,461,326**

Total Investments (cost $125,207,795)	**161.4%**	**124,424,366**
Liabilities, Less Cash and Receivables	**(61.4%)**	**(47,320,631)**
Net Assets	**100.0%**	**77,103,735**

a   Purchased on a delayed delivery basis.

b   All or a portion of these securities are on loan. At March 31, 2007, the total market value of the fund's securities
     on loan is $33,276,634 and the total market value of the collateral held by the fund is $34,461,326.

c   All or partially held by a broker as collateral for open financial futures positions.

d   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual

and semiannual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF FINANCIAL FUTURES
March 31, 2007 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation at 3/31/2007 ($)
Financial Futures Long				
U.S. Treasury 2-Year Notes	69	14,137,453	June 2007	17,250
U.S. Treasury 10-Year Notes	138	14,921,250	June 2007	58,742
Financial Futures Short				
U.S. Treasury 5-Year Notes	51	(5,395,641)	June 2007	2,390
U.S. Treasury 30-Year Bonds	52	(5,785,000)	June 2007	88,156
				166,539

STATEMENT OF OPTIONS WRITTEN
March 31, 2007 (Unaudited)

	Contracts	Value ($)
Call Options		
U.S. Treasury 10-Year Notes		
April 2007 @ 109		
(Premiums received $6,636)	36	**(6,188)**